

October 17, 2012

Via Facsimile
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re:** **McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response Letter Dated August 24, 2012**
> **File No. 1-08430**

Dear Mr. Elders:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 56

1.   We continue to consider the information you provided in your August 24, 2012 response letter and the supplemental information you provided in our teleconference held on October 12, 2012. In order for us to more fully consider this matter, please provide us

with an analysis of your gross favorable and unfavorable changes in estimated contract revenues and direct costs for each of your last three fiscal years and interim 2012 periods.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief